

March 14, 2023

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the JPMorgan Active China ETF, shares of beneficial interest a series of J.P. Morgan Exchange-Traded Fund Trust, under the Exchange Act of 1934.

Sincerely,